Subsidiaries:

ADMA Plasma Biologics, Inc. is the wholly-owned subsidiary of ADMA Biologics, Inc.
ADMA Biocenters Georgia, Inc. is the wholly-owned subsidiary of ADMA Plasma Biologics, Inc.